UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

Commission File Number 001-40626

VTEX
 (Exact name of registrant as specified in its charter)

N/A
 (Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Fourth Quarter 2021 Financial Results

Fourth quarter revenue growth accelerates to 30% year-over-year on an FX Neutral basis

NEW YORK--(BUSINESS WIRE)--February 24, 2022--VTEX (NYSE:VTEX), the enterprise digital commerce platform for premier brands and retailers, the leader in accelerating the digital commerce transformation in Latin America and now expanding globally, today announced results for the fourth quarter of 2021 ended December 31, 2021. VTEX results have been prepared in accordance with International Financial Reporting Standards (“IFRS)” and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “We are excited to announce VTEX’s strong performance in our last quarter of 2021. We continued seeing strong execution and accelerated product development, giving us confidence in the future growth of the company.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “VTEX is better positioned than ever to reach its desirable future. The investments we’ve made in 2021 will enable us to continue growing at an accelerated pace while delivering significant operational leverage in 2022. We are thrilled to share with you the solid steps we are making in our journey to bring enterprises and brands closer to consumers.”

Fourth quarter 2021 Operational and Financial Highlights

  GMV reached US$2.9 billion in the fourth quarter of 2021, representing a year-over-year increase of 14.7% in USD and 16.1% on an FX neutral basis.
  Total revenues increased to US$37.1 million in the fourth quarter of 2021, from US$29.1 million in the fourth quarter of 2020, representing a year-over-year increase of 27.5% in USD and 29.5% on an FX neutral basis.
  Subscription revenue represented 93.0% of total revenues and increased to US$34.5 million in the fourth quarter of 2021, from US$27.7 million in the fourth quarter of 2020, a year-over-year increase of 24.8% in USD and 26.4% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$24.1 million in the fourth quarter of 2021, compared to US$17.9 million in the fourth quarter of 2020, representing a year-over-year increase of 35.0% in USD and 38.2% on an FX neutral basis.
    Non-GAAP subscription gross margin was 69.9% in the fourth quarter of 2021, compared to 64.6% in the same quarter of 2020. Non-GAAP subscription gross profit margin year-over-year improvement reflects operational hosting cost efficiencies.
  Non-GAAP loss from operations was US$10.9 million during the fourth quarter of 2021, compared to Non-GAAP income from operations of US$0.1 million in the fourth quarter of 2020, primarily due to incremental personnel-related investments in sales and marketing, and research and development, as we have been investing to capture market share and benefit from the further penetration of ecommerce.
  Non-GAAP negative free cash flow was US$21.3 million during the fourth quarter of 2021, compared to a positive US$2.4 million free cash flow in the fourth quarter of 2020, mainly driven by the increase in Non-GAAP loss from operations.
  Our total headcount increased to 1,727 as of December 31, 2021, representing an increase of 67.3% year-over-year and 6.3% quarter-over-quarter.

Fourth quarter Product Innovation Highlights:

Key innovations deployed this quarter:

  Zero friction onboarding and collaboration:
    Continued making progress with our new front-end framework called FastStore, where we currently have live large enterprise customers such as Carrefour. We have already successfully mentored SIs that are now implementing this new module for VTEX IO that was built from scratch with storefront performance in mind without compromising flexibility or development productivity.
    Enabled companies such as Doto, MontenBaik, Elefant, GM Heritage and Samsung to broaden their third-party assortment through our sellers onboarding portal.
    Seeking to enhance the consumer's journey, in such a consumer-driven environment, we enabled shoppers to navigate in our customers' website and check for the local availability of each product, relying on faster delivery SLA if the product is available in a nearby physical store or franchisee. We already have Carrefour, Emporio da Cerveja and C&A among others benefiting from this new capability.
    Continued making strides related to our inStore's endless aisle approach. Now physical store’s sales associates can use filters such as price range, department, and brand, among other configurable filters, when searching for products on inStore VTEX Intelligent Search. This results in a more dynamic and precise process, speeding up sales, allowing them to quickly find the desired product.
  Single control panel for every order:
    Live Shopping App is now available for our customers. Our native live stream app helps brands and retailers using VTEX Commerce Platform to create one-to-many or one-to-one immersive live shopping experiences, increasing engagement and conversion rates, unlocking new growth opportunities by simplifying how to start, plan, manage and track performance of live shopping events.
    Increased the support for our customers who want to introduce sales capabilities to their conversational touch points. Several customers at VTEX already combine the worlds of commerce and conversational platforms. We are onboarding customers from different segments, such as grocery and drug stores, to enable them to sell through Whatsapp and other conversational interfaces, a significant emerging channel that will complement physical stores, browsers, mobile apps, marketplaces and other sales channels. We also launched VTEX Tracking notifications via WhatsApp, in addition to SMS and email notifications, increasing reviews response rate.
    Launched social commerce, which enables sales associates in the physical store of our customers to share products via QR codes, using the social selling feature in-store.
  Commerce on auto-pilot and co-pilot:
    Launched the new VTEX Log performance panel, where customers can have a graphical presentation and description of each carrier’s performance with algorithms suggesting which one is more efficient for each particular delivery. Now our customers can track carrier’s performance calculation results and leverage all the detailed information we have on each carrier for specific routes.
  The development platform of choice for digital commerce:
    Continued attracting developers to our low-code platform, gaining momentum in the community and scaling our capabilities. Monthly active developers accessing the VTEX development portal increased to more than 20 thousand in Q4 from more than 14 thousand in Q3. Additionally, we are excited to announce that this quarter US developers accessing our portal have more than doubled quarter-over-quarter.

Full-Year 2021 Operational and Financial Highlights

  GMV reached US$9.7 billion in 2021, representing a year-over-year increase of 29.1% in USD and 31.1% on an FX neutral basis.
  Number of customers totaled more than 2.4 thousand in 2021, representing a year-over-year increase of 20%.
  Number of stores totaled more than 3.2 thousand in 2021, a year-over-year increase of 25.3%, in 38 countries, adding 6 countries this year. Our top 100 customers have an average of 4.8 stores per customer, up from 3.7 in 2020. Active stores with more than US$25 thousand Annual Recurring Revenue (“ARR”) represented 81.7% of our revenue and reached an average ARR per store of US$128.6 thousand.
  Total revenues increased to US$125.8 million in 2021, from US$98.7 million in 2020, representing a year-over-year increase of 27.5% in USD and 29.8% on an FX neutral basis.
  In 2021, our same-store-sales (“SSS”) were up 11.8% on a FX Neutral basis, on top of 2020 SSS growth of 89.9%.
  Revenue from existing stores increased to US$87.3 million in 2021. The net revenue retention rate (“NRR”) on a FX neutral basis was 105.1% in 2021, impacted by physical stores reopening, on top of a NRR of 171.9% in the fiscal year 2020, benefitted by physical stores temporarily closing.
  Revenues from new stores increased to US$19.4 million in 2021 compared to US$12.1 million in the fiscal year 2020.
  In 2021, Brazil revenues increased by 24.4%, Latin America excluding Brazil by 27.6%, and Rest of the World by 97.5% on a year-over-year FX neutral basis, and 46%, 84% and 96%, respectively, on a 2-year CAGR. In 2021, Brazil, Latin America excluding Brazil and Rest of the World represented 53%, 38% and 9% of our total revenue respectively, compared to 57%, 37% and 6% respectively in 2020.
  Subscription revenue represented 94.2% of total revenues and increased to US$118.5 million in 2021, from US$93.4 million in 2020, a year-over-year increase of 26.9% in USD and 29.2% on an FX neutral basis.
  In 2021, R&D represented 34% of total employees, increasing 57.9% year-over-year, S&M represented 32% of total employees, increasing 111.1% year-over-year, G&A represented 14% of total employees, increasing 27.6% year-over-year, and under COGS we have our customer success teams which represented 20% of total employees, increasing 66.0% year-over-year.

Business Outlook

Online commerce penetration in Latin America continues to increase, demonstrating that consumer behavior shift towards online purchases has staying power.

We expect strong new stores’ growth, as our encouraging backlog undergoes implementation, as well as a strong performance of existing stores compared to last year, as we have already mostly lapped the impact of COVID-19.

In view of the aforementioned trends, we are currently targeting revenue in the US$33.0 million to US$33.5 million range for the first quarter of 2022, implying a 30% year-over-year FX neutral growth rate in the middle of the range.

For the full year 2022, we expect FX neutral year-over-year revenue growth of 29% to 31%, implying a range of US$158 million to US$162 million as of the end of the fourth quarter FX rates.

We will continue to invest to grow our business as we work towards enhancing our leadership position in Latin America and explore new opportunities outside the region. Considering that over the last 18 months we tripled our investments and opened attractive growth avenues for VTEX, in 2022 we will benefit from the aforementioned investment by growing at a strong pace while at the same time delivering significant operating margin expansion.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three and twelve months ended December 31, 2021 and 2020.

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
GMV	2,905.6	2,533.9	9,665.8	7,488.8
GMV growth year-over-year FXN (1)	16.1%	130.2%	31.1%	134.9%
Revenue	37.1	29.1	125.8	98.7
Revenue growth year-over-year FXN (1)	29.5%	78.1%	29.8%	95.3%
Non-GAAP Subscription gross profit (2)(4)	24.1	17.9	80.8	65.7
Non-GAAP Subscription gross profit margin (3)(4)	69.9%	64.6%	68.2%	70.3%
Non-GAAP income (loss) from operations (4)	(10.9)	0.1	(43.1)	10.6
Total number of employees	1,727	1,032	1,727	1,032
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2020, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2021, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID – 851266 –) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use the VTEX Platform.

“GMV” or “Gross Merchandise Value” means total value of customer orders processed through the VTEX Platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB Platform (Loja Integrada) or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“NRR” means net revenue retention, calculated on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value operating on the VTEX Platform. Each customer might have multiple stores. It does not include the stores operating on our SMB Platform (Loja Integrada).

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP expenses, Non-GAAP income (loss) from operations, Non-GAAP free cash flow and FX neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP expenses, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP expenses, Non-GAAP income (loss) from operations, Non-GAAP free cash flow and FX neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Subscription revenue	34.5	27.7	118.5	93.4
Subscription cost	(10.5)	(9.8)	(38.4)	(27.8)
Subscription gross profit	24.1	17.8	80.1	65.6
Share-based compensation	0.1	0.0	0.7	0.1
Non-GAAP subscription gross profit	24.1	17.9	80.8	65.7
Non-GAAP subscription gross margin	69.9%	64.6%	68.2%	70.3%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Sales & Marketing expense	(17.5)	(7.5)	(63.5)	(23.8)
Share-based compensation expense	0.6	0.8	5.5	1.0
Amortization of intangibles related to acquisitions	0.3	0.1	1.1	0.4
Offering expenses ("IPO") (1)	-	-	0.2	-
Non-GAAP Sales & Marketing expense	(16.6)	(6.6)	(56.7)	(22.4)
Research & Development	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Research & Development expense	(11.9)	(6.8)	(45.2)	(19.0)
Share-based compensation expense	(0.2)	0.8	5.9	1.1
Amortization of intangibles related to acquisitions	0.4	0.1	0.9	0.4
Offering expenses ("IPO") (1)	-	-	0.1	-
Non-GAAP Research & Development expense	(11.7)	(5.9)	(38.3)	(17.5)

General & Administrative	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
General & Administrative expense	(6.9)	(5.1)	(31.9)	(14.0)
Share-based compensation expense	1.0	0.4	7.1	1.0
Amortization of intangibles related to acquisitions	0.0	-	0.0	-
Offering expenses ("IPO") (1)	-	-	0.9	-
Non-GAAP General & Administrative expense	(5.9)	(4.8)	(23.9)	(13.0)
(1)	Offering expenses ("IPO") for Sales and Marketing and Research and Development are travel-related expenses exclusively for the Event Day.

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Income (loss) from operations	(13.1)	(2.1)	(65.9)	6.5
Share-based compensation expense	1.6	2.0	19.6	3.3
Amortization of intangibles related to acquisitions	0.7	0.2	2.0	0.8
Offering expenses ("IPO") (1)	-	-	1.3	-
Non-GAAP income (loss) from operations	(10.9)	0.1	(43.1)	10.6
(1)	Offering expenses ("IPO") are related to Sales and Marketing and Research and Development travel-related expenses exclusively for the Event Day.

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2021	2020	2021	2020
Net cash provided (used) by operating activities	(21.2)	2.9	(53.0)	11.2
Acquisition of intangibles related to acquisitions	(0.0)	-	(0.4)	-
Acquisitions of property and equipment	(0.1)	(0.5)	(1.4)	(1.6)
Non-GAAP free cash flow	(21.3)	2.4	(54.8)	9.5

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended December 31, 2021:

	Three months ended December 31,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2021	2020	Percentage change	2021	2020	Percentage change
Subscription revenue	34.5	27.7	24.8%	35.0	27.7	26.4%
Services revenue	2.6	1.4	80.3%	2.7	1.4	89.4%
Total revenue	37.1	29.1	27.5%	37.7	29.1	29.5%
Subscription cost	(10.5)	(9.8)	6.4%	(10.3)	(9.8)	4.9%
Services cost	(3.3)	(2.0)	63.1%	(3.3)	(2.0)	62.8%
Total cost	(13.8)	(11.9)	16.0%	(13.6)	(11.9)	14.8%
Gross profit	23.4	17.2	35.4%	24.1	17.2	39.6%
Operating expenses	(36.5)	(19.3)	89.0%	(36.4)	(19.3)	88.2%
Income (loss) from operation	(13.1)	(2.1)	537.0%	(12.3)	(2.1)	494.6%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables customers to execute their commerce strategy, including building online stores (ecommerce), integrating and managing orders across different channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and features. We are trusted by more than 2,400 customers, who rely on VTEX to connect with their consumers in a meaningful way through 3,200 active online stores in 38 countries (as of fiscal year ended on December 31, 2021).

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX
Consolidated Statements of Operations
(In thousands of U.S. dollars)

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Subscription revenue	34,529	27,672	118,466	93,366
Services revenue	2,587	1,435	7,307	5,310
Total revenue	37,116	29,107	125,773	98,676
Subscription cost	(10,469)	(9,841)	(38,380)	(27,801)
Services cost	(3,291)	(2,017)	(11,212)	(7,050)
Total cost	(13,760)	(11,858)	(49,592)	(34,851)
Gross profit	23,356	17,249	76,181	63,825
Operating expenses
General and administrative	(6,913)	(5,120)	(31,889)	(13,961)
Sales and marketing	(17,459)	(7,488)	(63,521)	(23,844)
Research and development	(11,915)	(6,827)	(45,186)	(19,039)
Other losses	(211)	123	(1,514)	(462)
Income (loss) from operations	(13,142)	(2,063)	(65,929)	6,519
Financial income	2,295	986	7,414	3,904
Financial expense	(3,664)	(2,311)	(12,058)	(7,038)
Financial result, net	(1,369)	(1,325)	(4,644)	(3,134)
Equity results	190	51	587	78
Income (loss) before income tax	(14,321)	(3,337)	(69,986)	3,463
Current	(35)	(1,096)	(1,646)	(4,904)
Deferred	3,731	166	11,118	616
Total income tax	3,696	(930)	9,472	(4,288)
Net loss for the period	(10,625)	(4,267)	(60,514)	(825)
Attributable to controlling shareholders	(10,625)	(4,270)	(60,511)	(914)
Non-controlling interest	-	3	(3)	89

Loss per share
Basic loss per share	(0.056)	(0.025)	(0.333)	(0.005)
Diluted loss per share	(0.056)	(0.025)	(0.333)	(0.005)

VTEX
Consolidated Statements of Comprehensive Income (Loss)
(In thousands of U.S. dollars)

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Net loss for the period	(10,625)	(4,267)	(60,514)	(825)

Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	223	1,663	548	676

Total comprehensive loss for the period	(10,402)	(2,604)	(59,966)	(149)

VTEX
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	121,006	58,557
Restricted cash	1,183	1,429
Marketable securities and short-term investments	177,191	16,969
Trade receivables	34,682	24,491
Recoverable taxes	6,881	4,071
Deferred commissions	263	438
Prepaid expenses	7,911	2,379
Derivative financial instruments	-	174
Other current assets	399	223
Total current assets	349,516	108,731
Non-current assets
Trade receivables	6,143	-
Deferred tax assets	12,572	2,174
Prepaid expenses	343	3,134
Recoverable taxes	556	674
Deferred commissions	1,246	389
Other non-current assets	435	53
Right-of-use assets	5,183	5,076
Property and equipment, net	4,711	4,551
Intangible assets, net	33,644	15,093
Investments in joint venture	621	136
Total non-current assets	65,454	31,280
Total assets	414,970	140,011

VTEX
Consolidated Balance Sheets
(In thousands of U.S. dollars)

LIABILITIES	December 31, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	29,537	20,709
Loans and financing	2,087	1,585
Taxes payables	5,035	6,790
Lease liabilities	1,105	850
Deferred revenue	16,598	14,170
Derivative financial instruments	133	-

Accounts payable from acquisition of subsidiaries	4,260	2,794
Other current liabilities	133	159
Total current liabilities	58,888	47,057
Non-current liabilities
Accounts payable and accrued expenses	1,977	-
Loans and financing	1,192	4,774
Taxes payable	160	-
Lease liabilities	4,886	5,303

Accounts payable from acquisition of subsidiaries	2,163	1,206
Deferred revenue	16,204	5,005
Deferred tax liabilities	2,045	731
Other	266	187
Total non-current liabilities	28,893	17,206
EQUITY
Issued capital	19	17
Capital reserve	390,466	78,945
Other reserves	652	104
Accumulated losses	(63,955)	(3,444)

Equity attributable to VTEX’s shareholders	327,182	75,622
Non-controlling interests	7	126
Total shareholders’ equity	327,189	75,748
Total liabilities and equity	414,970	140,011

VTEX
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	December 31, 2021	December 31, 2020

Net loss of the year	(60,514)	(825)
Adjustments on loss of the year
Depreciation and amortization	4,072	2,400
Deferred income tax	(11,118)	(616)
Loss on disposal of right of use, property, equipment, and intangible assets	54	132
Allowance for doubtful accounts	887	972
Share-based compensation	9,217	2,803
Provision for payroll taxes (share-based compensation)	7,611	-
Adjustment of hyperinflation	2,274	779
Profit on investments in joint venture	(587)	(78)
Fair value gain	(1,188)	(1,454)
Other gains (losses), net	666	1,714
Working capital adjustments
Trade receivables	(16,749)	(10,104)
Recoverable taxes	(2,692)	(2,215)
Prepaid expenses	(2,741)	(3,727)
Other assets	186	(13)
Accounts payable and accrued expenses	7,417	7,961
Taxes payable	3,102	5,944
Deferred revenue	12,330	9,641
Other liabilities	(364)	(210)
Cash provided by (used in) operating activities	(48,137)	13,104
Income tax paid	(4,854)	(1,939)
Net cash provided by (used in) operating activities	(52,991)	11,165
Cash flows from investing activities
Purchase of short-term investment	(177,816)	-
Redemption of short-term investment	1,053	-
Purchase of marketable securities	-	(3,846)
Redemption of marketable securities	16,857	2,007
Interest received	588	1,037
Acquisition of subsidiaries net of cash acquired	(5,712)	(3,646)
Acquisitions of property and equipment	(1,383)	(1,648)
Acquisitions of intangible assets	(368)	-
Net cash provided by (used in) investing activities	(166,781)	(6,096)

VTEX
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	December 31, 2021	December 31, 2020

Cash flows from financing activities
Changes in restricted cash	246	1,337
Proceeds from the exercise of stock options	3,830	313
Net-settlement of share-based payment	(2,705)	-
Capital increase	1,000	156,650
Capital increase - proceeds from initial public offering, net of transaction costs	296,318	-
Buyback of shares	(2,423)	(129,031)
Payment of loans and financing	(10,886)	(2,999)
Interest paid	(104)	(186)
Principal elements of lease payments	(913)	(350)
Lease interest paid	(680)	(775)
Net cash provided by financing activities	283,683	24,959
Net increase in cash and cash equivalents	63,911	30,028
Cash and cash equivalents, beginning of the year	58,557	29,762
Effect of exchange rate changes	(1,462)	(1,233)
Cash and cash equivalents, end of the year	121,006	58,557
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	494	820
Accounts payable related to buyback of shares	-	2,016
Issue of ordinary shares as consideration for a business combination	1,469	93
Unpaid amount related to acquisition of non-controlling interest	27	-
Unpaid amount related to business combinations	8,264	-
Transactions with non-controlling interests	7	-

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 24, 2022

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes
Title: Chief Financial Officer